



10015458

March 26, 2010

RECEIVED

2010 APR - 1 A

SUPPL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 028/2010, AIS-CP 029/2010**

  Subject: 1. Clarification of the Court Sentence to the Company's Director
  2. Notification of the Resolutions of the Board of Directors' Meeting No. 3/2010

  Date: March 26, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

dlw 4/1

Summary Translation Letter
To the Stock Exchange of Thailand
March 26, 2010

AIS-CP 029/2010

March 26, 2010

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 3/2010

To: The President
The Stock Exchange of Thailand

The Board of Directors of Advanced Info Service Plc. ("the Company") has resolved in the Meeting No. 3/2010 held on March 26, 2010 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 2/2010 held on February 12, 2010.
2. Approved the appointment of Mr. Kim Siritaweechai as the Member of the Executive Committee replacing Ms. Nidchanun Santhavesuk, who resigned from this position since March 1, 2010. This appointment will become effective on March 26, 2010 onwards.

   As of March 26, 2010, the Executive Committee of the Company consists of 5 members as follows:

2.1 Mr. Allen Lew Yoong Keong	Chairman of the Executive Committee
2.2 Mr. Vikrom Sriprataks	Vice-Chairman of the Executive Committee
2.3 Mr. Ng Ching-Wah	Member of the Executive Committee
2.4 Mr. Arak Chonlatanont	Member of the Executive Committee
2.5 Mr. Kim Siritaweechai	Member of the Executive Committee

Summary Translation Letter
To the Stock Exchange of Thailand
March 29, 2010

AIS-CP 028/2010

March 29, 2010

Subject: Clarification of the Court Sentence to the Company's Director

To: The President
The Stock Exchange of Thailand

With reference to the Bangkok South Criminal Court that imposed an imprisonment term on Mr. Suphadej Poonpipat, Chairman of the Executive Committee of Thanachart Capital Public Company Limited to 3 years and 4 months.

Advanced Info Service Public Company Limited (the "Company") would like to clarify that Mr. Suphadej Poonpipat is a director of the Company, not independent director nor executive director.

According to the Company's Articles of Associations, Mr. Suphadej Poonpipat remains qualified as director as prescribed by law.